

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2022

Geoffrey S. Dow, Ph.D.
President and Chief Executive Officer
60 Degrees Pharmaceuticals, Inc.
1025 Connecticut Avenue NW Suite 1000
Washington, D.C. 20036

> **Re: 60 Degrees Pharmaceuticals, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted December 5, 2022**
> **CIK No. 0001946563**

Dear Geoffrey S. Dow:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1, submitted December 5, 2022

Prospectus Summary, page 4

1.   We note your response to prior comment 2 and your inclusion of the pipeline table on pages 5 and 65. Please revise your pipeline table to remove the "Earliest Possible Marketing Date in USA" column. Given that FDA approval of your products for the treatment of your stated indications is not within your control, it is inappropriate to predict the earliest date that such approval may be obtained for all of your products aside from Arakoda, which has been approved by the FDA only for the prevention of malaria. As requested by our prior comment, please also depict the phase or status of development for each product candidate including separate columns for preclinical development, Phase 1, Phase 2 and Phase 3 trials with arrows showing where each program has progressed.

<u>Strategy, page 8</u>

2.   We note your disclosure that in 2023, you plan to execute a randomized, placebo-controlled double blind clinical study to prove that Arakoda accelerates time to sustained clinical recovery in patients with mild-moderate disease with no risk factors. Since your previous Phase II trial was terminated early, please clarify whether the new trial will be Phase II or Phase III.

<u>Key Relationships & Licenses, page 10</u>

3.   Please disclose the maximum amount in milestone payments that could be due under the Exclusive License Agreement with the U.S. Army Medical Materiel Development Activity.

<u>Common stock to be outstanding after the offering, page 15</u>

4.   We note your response to prior comment 11. Please expand footnote 3 to address the common stock that could be issuable upon conversion of the preferred stock that will be issued for accrued interest on the Knight Loan. Please also revise this section to indicate what disclosure this footnote is intended to modify.

<u>Business, page 64</u>

5.   We note your response to prior comment 18 and your inclusion of the section entitled "Key Relationships & Licenses." We reissue our prior comment in part. In an appropriate location, disclose how your licensing arrangement with the United States Army, which you disclose excludes *P. vivax* malaria, would impact any targeted marketing efforts of Arakoda for its currently approved use.

<u>Arakoda, page 66</u>

6.   We note your response to prior comment 19 and your revised disclosure on page 66. We reissue our comment in part. If any of the p-values from Phase II of the clinical investigation were not statistically significant, please clarify that here and include balancing disclosure in your prospectus summary. Please also clarify here and in your prospectus summary whether the trial was designed to show if the observed results could be due to the administration of Arakoda on a standalone basis, or prior COVID infection, prior vaccination, or both, or whether the results could be due to chance. We also note the p-value in Figure B on page 8 is 0.1209. If the results shown could be due to chance, please revise to make that clear.

You may contact Franklin Wyman at 202-551-3660 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ross D. Carmel, Esq.